Management’s Discussion and Analysis

OVERVIEW

Brookfield is a publicly-traded North American commercial real estate company listed on both the New York and Toronto stock exchanges under the symbol BPO. At December 31, 2002, the book value of Brookfield’s assets was $8.3 billion, 90% of which was invested in premier office properties. This included $879 million of assets of Brookfield Homes Corporation (“Brookfield Homes”) which was distributed to shareholders on January 6, 2003. The company generated $447 million of funds from operations and gains or $2.63 per share in 2002, including $0.45 per share from Brookfield Homes.

On January 6, 2003, the company distributed all of the common shares of Brookfield Homes to common shareholders of record on January 2, 2003. Common shareholders received one common share of Brookfield Homes for each five common shares of Brookfield held on the date of record and was recorded as a distribution to shareholders at the carried value of the company’s investment in Brookfield Homes. Consequently, the company’s results for the year 2002 and prior periods include the results of Brookfield Homes which have been classified as a discontinued operation.

The following review of the consolidated financial condition and results of operations should be read in conjunction with the consolidated financial statements and appended notes. All figures are expressed in US dollars unless otherwise noted. Brookfield’s financial results, both including and excluding Brookfield Homes, are as follows:

(Millions, except per share amounts)	2002	2001	2000	1999	1998

Continuing operations(1)
Funds from continuing operations
Prior to lease termination income and gains	$322	$286	$250	$195	$173
Including lease termination income and gains	374	334	268	213	173
Funds from operations per share
Prior to lease termination income and gains	$1.87	$1.63	$1.45	$1.12	$0.98
Including lease termination income and gains	2.18	1.92	1.56	1.23	0.98
Earnings per share – diluted	1.34	1.12	0.76	0.67	0.61
Dividends per share	0.40	0.33	0.25	0.21	0.16
Balance sheet data
Commercial property assets	$5,661	$5,802	$6,368	$5,930	$5,977
Total assets	7,450	7,419	8,123	7,535	7,200
Capital base	2,433	2,353	2,390	2,293	2,114

Consolidated(2)
Funds from operations and gains	$447	$399	$318	$259	$197
Funds from operations per share – diluted	2.63	2.32	1.88	1.52	1.13
Earnings per share – diluted	1.61	1.36	0.95	0.85	0.70
Total assets	$8,329	$8,291	$8,885	$8,291	$7,953

(1)	Excludes the assets, liabilities and results of operations of Brookfield Homes

(2)	Includes assets, liabilities and results of operations of Brookfield Homes

Commercial properties

Brookfield’s strategy is to own, develop and manage premier commercial properties in downtown locations of select cities in North America. Brookfield’s portfolio consists of 50 properties and development sites, predominantly office buildings, comprising 46 million square feet of rentable area and development capacity in which Brookfield has an ownership interest in 35 million square feet.

Other operations

Brookfield operates ancillary real estate service businesses which focus on enhancing the value and returns from the core commercial property business through high-quality tenant service and amenities. Brookfield currently manages in excess of 130 million square feet of space across North America, including its own assets. This scale provides Brookfield with the platform to deliver superior service offerings to tenants across the portfolio.

Brookfield also operates a development business including a number of low-cost commercial development sites in Toronto and Manhattan, of which approximately two million square feet is under construction. In Western Canada, the company owns a small land development operation focused primarily on the development of lots for sale to third-party homebuilders.

ASSET PROFILE

Total assets were $8.3 billion at December 31, 2002, or $7.5 billion on a pro forma basis, when the assets of Brookfield Homes are excluded. Total book value of assets remain consistent with 2001 as a result of the acquisition of 1.2 million square feet at Three World Financial Center and the additional costs realized on the construction of the 300 Madison Avenue office tower in Midtown Manhattan, offset by the sale of partial interests in two commercial properties and the disposition of the balance of the company’s retail portfolio in Canada. The book value of the company’s assets, segmented by areas of operation, is as follows:

	Pro Forma*
	Book Value	Book Value

(Millions)	2002	2002	2001	2002	2001

Operating assets
Commercial properties	$5,661	$5,661	$5,802	86%	91%
Development properties	944	944	575	14%	9%

	6,605	6,605	6,377	100%	100%
Other assets
Receivables and other	726	726	757
Future income tax assets	43	43	90
Cash and cash equivalents	76	76	195
Assets of Brookfield Homes	—	879	872

	$7,450	$8,329	$8,291

*     Reflects distribution of Brookfield Homes completed on January 6, 2003

COMMERCIAL PROPERTIES

The commercial property portfolio is focused in six North American cities, with New York, Toronto and Boston comprising 80% of the portfolio on a net asset value basis, as follows:

		Brookfield	2002	2001
	Leasable Area	Owned Interest	Book Value	Book Value
Region	(000’s Sq. Ft.)	(000’s Sq. Ft.)	(Millions)	(Millions)

New York, New York	10,113	9,230	$3,295	$3,255
Toronto, Ontario	6,883	4,849	778	737
Boston, Massachusetts	2,163	1,103	332	333
Denver, Colorado	3,017	2,811	354	357
Calgary, Alberta	7,570	3,503	380	520
Minneapolis, Minnesota	3,008	3,008	393	391
Other	1,515	1,515	129	209

Total*	34,269	26,019	$5,661	$5,802

*     Excludes developments

The consolidated carrying value of Brookfield’s interest in 34.3 million square feet of rentable area is approximately $215 per square foot, significantly less than the estimated replacement cost of these assets. Brookfield’s core properties average 1.4 million square feet in size.

During 2002, Brookfield continued to dispose of partial interests in mature properties and dispose of non-core assets, generating gross proceeds of $397 million and $220 million of net capital. The following table details the assets sold during 2002 and proceeds from these sales:

(Millions)		Percentage	Gross	Net Proceeds to
Assets	Sale Date	Sold	Proceeds	Brookfield*

Exchange Tower	March 2002	50%	$100	$55
Bankers Hall	July 2002	50%	193	72
Other non-core properties	Various	100%	104	93

			$397	$220

*     Net of non-recourse commercial property debt

The disposition of partial interests reflects Brookfield’s strategy to acquire undervalued assets in its core markets, enhance the value through re-leasing and financing initiatives, and sell partial interests in stable, long-term leased properties to institutional investors looking for consistent yields. Capital generated through the sale of these interests is targeted for reinvestment in office properties, repurchasing shares or repayment of debt.

Results of operations

Total commercial property operations contributed $660 million of net operating income and gains in 2002, a 2% decline over 2001 net operating income of $672 million. The decrease is due to the lower amount of capital invested in our commercial property operations as a result of the sale of partial interests in properties completed during the last two years, as well as the disposition of the company’s stand-alone retail assets in Canada. The reduction, due to sale transactions, was offset by internal growth generated by contractual increases embedded in long-term leases and the impact of the lease-up of vacant space in recently acquired assets.

Net operating income contributed by the same commercial properties owned for the years ended December 31, 2002, 2001 and 2000 increased to $585 million in 2002, an increase of 5.4% over $555 million in 2001 and an increase of 15.6% over $506 million in 2000. Total net operating income during 2002 included $15 million contributed by properties, or partial interests, disposed of during 2002. These sold properties and partial interests, as well as dispositions in 2001 and 2000 contributed net operating income of $62 million in 2001 and $86 million in 2000.

Year ended December 31 (Millions)	2002	2001	2000

Operating income from current properties	$585	$555	$506
Operating income from properties sold	15	62	86

	$600	$617	$592

Net operating income from commercial properties, including gains in 2002, increased 8% over 2001 levels due to the impact of gains realized on the sale of participating interests in core office projects offset by the reduction in net operating income forgone on the sale of their partial interests and non-core properties. The components of total net operating income including gains are as follows:

Year ended December 31 (Millions)	2002	2001	2000

Rental revenue	$943	$1,007	$989
Property operating costs	343	390	397

Net operating income prior to lease termination income and gains	600	617	592
Lease termination income and gains	60	55	19

Net operating income	$660	$672	$611

Components of net operating income

Net operating income growth is comprised of contractual increases on in-place leases, rental increases achieved on in-place rents when re-leased, lease-up of vacancies, and acquisitions, net of dispositions. The growth in net operating income over the past three years is as follows:

Year ended December 31 (Millions)	2002	2001	2000

Net operating income prior to lease termination income and gains, prior year	$617	$592	$549
(a) Contractual increases on in-place leases	17	13	16
(b) Rental increases achieved on in-place rents when re-leased	8	17	13
(c) Lease-up of vacancies	5	15	7
(d) Acquisitions, net of dispositions	(47)	(20)	7

	600	617	592
(e) Lease termination income and gains	60	55	19

Net operating income, end of year	$660	$672	$611

(a)  Contractual increases on in-place leases

During 2002, net operating income increased $17 million due to contractual increases in leases, compared with $13 million in 2001 and $16 million in 2000. Brookfield’s leases generally have clauses which enable the company to collect rental revenue in increased amounts every five years, with these increases negotiated at the signing of the lease. Given the high-credit quality of tenants in the company’s portfolio, there is generally lower risk in realizing these increases. The company records rental revenue in accordance with the payment stream under the terms of its leases. Therefore, net operating income from Brookfield’s commercial properties is conservative in nature as it represents actual cash received as opposed to many real estate companies which “straight-line” rental revenue, which includes future increases not received in cash until future periods.

(b)  Rental increases achieved on in-place rents when re-leased

During the year, higher rental rates on the re-leasing of space in the portfolio contributed $8 million of increased cashflow over 2001. At December 31, 2002, average in-place net rents throughout the portfolio remained at $21 per square foot compared with $21 per square foot at December 31, 2001 and $19 per square foot at December 31, 2000. Despite challenging leasing environments in Brookfield’s major markets, the company was able to maintain its average in-place net rental rate, largely a result of re-leasing initiatives which were completed at an average rental uplift of $3 per square foot on space leased in 2001 and significant re-leasing initiatives in 2002 at equivalent rental rates. 2002 average market rents declined by $4 per square foot due to combined pressure from sub-lease space and decreased tenant demand, primarily in Denver, New York and Boston. However, given the low expiry rate of leases in the next two years, this decrease in rental rates will not have a substantial immediate impact on net operating income in the short term. The following table shows the average in-place rents and estimated current market rents for similar space in each of the company’s markets:

			Avg. In-place	Avg. Market
	Gross	Average	Net Rent	Net Rent
	Leasable Area	Lease Term	Dec. 31, 2002	Dec. 31, 2002
	(000’s Sq. Ft.)	(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)

New York, New York
Midtown	1,693	14	$36	$55
Downtown	8,420	11	32	34
Toronto, Ontario	6,883	7	18	21
Boston, Massachusetts	2,163	5	30	40
Denver, Colorado	3,017	5	14	15
Calgary, Alberta	7,570	10	11	15
Minneapolis, Minnesota	3,008	5	11	11
Other	1,515	9	9	14

Total*	34,269	10	$21	$25

*     Excludes developments

(c)  Lease-up of vacancies

A total of approximately 270,000 square feet of vacant space was leased in 2002 and 2001, contributing $5 million to net operating income during 2002. Contributions to growth from vacancy lease-up were larger in 2001 because of vacancies leased in properties acquired in 2000. Brookfield’s total portfolio occupancy rate at December 31, 2002 declined from 97.3% to 95.5%, primarily due to vacancy increases in New York, Boston, Denver and Minneapolis. A summary of current and historical occupancy levels is as follows:

	Dec. 31, 2002		Dec. 31, 2001		Dec. 31, 2000

	Total	%	Total	%	Total	%
(Thousands of square feet)	Square Feet	Leased	Square Feet	Leased	Square Feet	Leased

New York, New York	10,113	97.6%	10,113	99.6%	9,846	99.6%
Toronto, Ontario	6,883	96.3%	6,866	96.7%	7,099	98.5%
Boston, Massachusetts	2,163	97.4%	2,163	98.7%	2,163	99.9%
Denver, Colorado	3,017	90.1%	3,014	95.5%	3,156	94.5%
Calgary, Alberta	7,570	97.1%	6,330	95.8%	6,471	93.5%
Minneapolis, Minnesota	3,008	84.5%	3,008	94.5%	3,008	95.5%
Other	1,515	97.1%	3,171	93.5%	5,157	95.0%

Total*	34,269	95.5%	34,665	97.3%	36,900	97.0%

*     Excludes developments

(d)  Acquisitions, net of dispositions

The value created in Brookfield’s mature commercial properties provides the company with the opportunity to generate additional gains and capital in order to reinvest in other assets at higher returns. During 2002, Brookfield sold participating interests in two of its core office properties, Exchange Tower in Toronto and Bankers Hall in Calgary, in addition to the sale of non-core retail assets, primarily in Canada. Participating interests and properties sold in 2002 contributed $15 million of net operating income prior to their disposal. These sales were offset partly by the acquisition of a 20% interest in Gulf Canada Square in Calgary, a 1.1 million square foot Class A building adjacent to Bankers Hall, for an investment of $22 million.

Total net operating income from commercial properties declined $47 million during 2002 over 2001 as a result of the reduction of income from the disposal of commercial properties during the year, in excess of the amount generated by acquisitions, and prior to the effect of the deployment of that cashflow elsewhere in the company.

(e)  Lease termination income and gains

During 2002, Brookfield sold 50% interests in both the Exchange Tower and the Bankers Hall complex, generating gains of $60 million prior to minority interests and non-cash taxes. This compares with total gains of $54 million in 2001 realized on the sale of participating interests in Fifth Avenue Place, the sale of a 49% interest in two Boston assets, and $1 million in lease termination income. During 2000, $19 million in gains were realized on the termination of leases in advance of their contractual maturities. Total proceeds from the sales completed in 2002 were $293 million before property specific debt.

Tenant relationships

An important characteristic of Brookfield’s portfolio is the strong credit quality of the tenants. Special attention is directed at credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. The following list shows the largest tenants by leasable area in Brookfield’s portfolio and their respective lease commitments:

	Primary	Year of	000’s	% of	Credit
Tenant	Location	Expiry(1)	Sq. Ft.(2)	Sq. Ft.(2)	Rating(3)

Rated
Merrill Lynch & Company	New York/Toronto	2013	4,363	12.7%	A+
CIBC/CIBC World Markets	New York/Toronto/Calgary	2027	2,146	6.3%	A+
RBC Financial Group	Five markets	Various	1,057	3.1%	AA-
Petro-Canada	Calgary	2013	851	2.5%	BBB
J.P. Morgan Chase	New York	2022	802	2.3%	A+
Lehman Brothers	New York	2019	717	2.1%	A+
Imperial Oil	Calgary	2011	565	1.6%	AAA
Conoco Canada Resources	Calgary	2009	528	1.5%	A-
Target Corporation (Dayton Hudson Corp.)	Minneapolis	2013	465	1.4%	A+
Talisman Energy	Calgary	2015	406	1.2%	BBB+
Canadian Pacific Railway Co.	Calgary	2006	399	1.2%	A-
Goldman Sachs	New York	2012	362	1.1%	A+
Bell West/Bell Canada	Calgary/Toronto	2009	337	1.0%	A
Teachers Insurance Annuity Assoc.	Denver	2008	323	0.9%	AAA
Dow Jones & Company	New York	2005	323	0.9%	A+
TD Canada Trust	Toronto/Calgary	2005	278	0.8%	A+
Canadian Natural Resources	Calgary	2011	257	0.7%	BBB+
Anadarko Canada Corporation	Calgary	2011	246	0.7%	Baa1
Bank of Nova Scotia	New York	2014	230	0.7%	A+
Sovereign Bank/Fleet National Bank	Boston	2008	213	0.6%	A+
EnCana Corporation	Calgary	2013	212	0.6%	A-
Zurich Insurance	New York	2017	208	0.6%	A+
Other investment grade	Various	Various	3,471	10.2%	BBB- or higher

			18,759	54.7%
Unrated
Goodwin Procter	Boston	2006	360	1.1%	—
Cleary, Gottlieb, Steen & Hamilton	New York	2011	383	1.1%	—
Wellington Management	Boston	2011	330	1.0%	—
National Assoc. of Securities Dealers	New York	2021	277	0.8%	—
Major League Baseball	New York	2012	109	0.3%	—

			20,218	59.0%

(1)  Weighted average based on square feet

(2) Prior to considering partnership interests in partially-owned properties

(3) From Standard and Poor’s or Moody’s

Brookfield’s strategy is to sign long-term leases in order to mitigate risk and reduce overall retenanting costs in the portfolio. The company typically commences discussions with tenants regarding their space requirements well in advance of the contractual expiration, and while each market is different, the majority of the company’s leases, when signed, extend between 10 to 20-year terms. As a result, approximately 5% of Brookfield’s leases mature annually. New York and Boston are exceptions, where most of the 2002 to 2005 maturities were forward-leased in 2000 and 2001. As a result, there are minimal scheduled maturities of space during this period. Following is the breakdown of lease maturities by market with associated in-place rental rates:

	Total Portfolio			New York/Boston

			Net			Net
	000’s		Rate per	000’s		Rate per
Year of Expiry	Sq. Ft.	%	Sq. Ft.-$	Sq. Ft.	%	Sq. Ft.-$

Currently Available	1,365	4.5%		285	2.3%
2003	1,057	3.6%	$14	61	0.5%	$44
2004	1,070	3.5%	17	253	2.1%	32
2005	2,646	8.7%	24	786	6.4%	41
2006	2,508	8.2%	16	818	6.7%	25
2007	1,043	3.5%	16	112	0.9%	35
2008	1,767	5.7%	20	619	5.0%	31
2009	758	2.5%	17	93	0.8%	33
2010 & beyond	22,055	59.8%	21	9,249	75.3%	32

	34,269	100%	$21	12,276	100%	$32

Weighted average market net rent			$25			$38

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Toronto/Calgary/Vancouver			Denver/Minneapolis/Other

			Net			Net
	000’s		Rate per	000’s		Rate per
Year of Expiry	Sq. Ft.	%	Sq. Ft.-$	Sq. Ft.	%	Sq. Ft.-$

Currently Available	412	2.9%		668	8.9%
2003	274	1.9%	$13	722	9.6%	$12
2004	372	2.6%	12	445	5.9%	12
2005	1,344	9.3%	17	516	6.8%	16
2006	829	5.7%	9	861	11.4%	13
2007	518	3.6%	14	413	5.5%	14
2008	583	4.0%	13	565	7.5%	16
2009	426	2.9%	16	239	3.2%	15
2010 & beyond	9,695	67.1%	14	3,111	41.2%	12

	14,453	100%	$14	7,540	100%	$12

Weighted average market net rent			$18			$13

Tenant installation costs and capital expenditures

On the majority of leases signed, Brookfield provides tenant improvements for leased space in order to accommodate the specific space requirements of the tenant. In addition to this capital, leasing commissions are paid to third-party brokers representing tenants in lease negotiations. Tenant improvement costs are capitalized in the year incurred, amortized over the term of the lease and recovered through rental payments. Expenditures for tenant improvements in 2002 were $49 million, compared with the $50 million expended in 2001 and $97 million in 2000 due to fewer leases expiring or being renegotiated in advance of their contractual maturity.

On an annual basis, one to two million square feet of leases expire with an average cost to replace these tenancies approximating $15 to $20 per square foot, with each region of operation varying in actual cost per foot. The average expenditure on tenant inducements over the last three years was $19 per square foot, reflecting the higher cost associated with New York leasing, where the majority of leasing during that period occurred. Tenant installation costs are summarized as follows:

(Millions)	2002	2001	2000

Commercial property tenant improvements
Leasing commissions	$9	$15	$28
Tenant improvements – first generation space	2	—	—
Tenant improvements – second generation space	38	35	69

	$49	$50	$97

Brookfield also invests in ongoing maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in its properties. Due to the relatively recent construction or major renovation of Brookfield’s core properties as well as high-quality construction standards, recurring capital maintenance expenditures are lower than industry norms. Capital maintenance expenditures totaled $16 million in 2002, an increase of $2 million over 2001 due to re-glazing programs in two properties in Calgary. These expenditures exclude repairs and maintenance costs which are recovered through contractual tenant cost recovery payments. It is expected that annualized non-revenue enhancing capital expenditures will remain approximately $6 to $10 million annually.

Revenue-enhancing capital expenditures, representing betterments to an asset or those that will reconfigure space to increase rentable area or increase current rental rates, as well as non-revenue enhancing expenditures, or those required to maintain the service life of an asset, are summarized as follows:

(Millions)	2002	2001	2000

Capital expenditures
Revenue enhancing	$10	$8	$9
Non-revenue enhancing	6	6	3

	$16	$14	$12

DEVELOPMENT PROPERTIES

Development properties consist of both commercial property development sites, density rights and related infrastructure, as well as residential land and infrastructure in the company’s land development business and sold to builders for residential resale. The total book value of this development land and infrastructure was $944 million at December 31, 2002, an addition of $369 million over $575 million in 2001 and an increase of $575 million over $369 million in 2000. The majority of the increase in development properties is due to the acquisition of a 51% interest in Three World Financial Center in Lower Manhattan for $158 million in September 2002 and $197 million in additional expenditures related to the construction costs for the company’s 300 Madison Avenue project in Midtown Manhattan, expected to be completed in the fall of 2003. The aggregate book value of Brookfield’s residential land under development is $224 million. The details of the development property portfolio are as follows:

	Buildable
(Millions)	Sq. Ft.	2002	2001	Change

Commercial developments and infrastructure
300 Madison Avenue	1,200,000	$437	$240	$197
Three World Financial Center	1,200,000	170	—	170
Bay-Adelaide Centre	1,800,000	72	68	4
Hudson’s Bay Centre	1,092,000	20	14	6
Other
Penn Station	2,500,000
BCE Place III	800,000
Republic Plaza	400,000

	3,700,000	21	22	(1)

	8,992,000 *	720	344	376
Residential development land and infrastructure		224	231	(7)

		$944	$575	$369

*     Excludes rights which Brookfield holds on Site 26 at the World Financial Center in New York

In September 2002, Brookfield acquired 1.2 million square feet of space in the 2.1 million square foot Three World Financial Center tower which is home to the world headquarters of co-owner American Express. Brookfield has exclusive rights to lease 1.2 million square feet of space and is not entitled to rents attributable to the space occupied by American Express. Three World Financial Center was acquired with all repairs completed to damage sustained as a result of the collapse of the World Trade Center. However, substantial construction remains to be completed prior to occupancy and will not proceed until a lead tenant can be secured. As such, this property has been classified as a property under development, and all direct costs of the tower, including interest costs and property taxes, will be capitalized to the asset.

During 2001, Brookfield commenced construction of the approximately 1.2 million square foot, 35-story 300 Madison Avenue office tower in Midtown Manhattan following the leasing of the entire project to CIBC for a 30-year term. Ground breaking on the site, which is located between 41st and 42nd Streets at Madison Avenue, took place in the spring of 2001, with substantial completion currently expected in the fall of 2003. During 2002, an additional $197 million of costs were incurred in connection with the construction of the project and was funded through a loan secured by the project, thereby minimizing Brookfield’s equity investment. CIBC has an option to acquire a 49% interest in this project for cost for two years following the substantial completion of the project.

In February 2001, Brookfield acquired a 50% interest in the Bay-Adelaide Centre office and residential development project, located at the corner of Bay and Adelaide Streets in downtown Toronto, for an initial investment of $40 million. Brookfield subsequently acquired two small buildings adjacent to the site fronting Bay Street to further enhance the value of the project.

In addition to 300 Madison Avenue and Three World Financial Center in New York, as well as the Bay-Adelaide Centre in Toronto, Brookfield has additional commercial development sites which provide internal growth opportunities. The status of each development project is as follows:

	Location	Ownership	Sq. Ft.		Status

New York

300 Madison Avenue	42nd Street at Madison Avenue	100%	1,200,000		–	Under construction; expected delivery in fall 2003

Three World Financial Center	200 Vesey Street at West Street	100%	1,200,000		–	Under redevelopment

Penn Station	West 31st Street at 9th Avenue	100%	2,500,000		–	Potentially being zoned for 2.5 million square feet of office

Toronto

Bay-Adelaide Centre	Bay and Adelaide Streets	50%	1,000,000 800,000		– –	Office tower planning Sale or joint venture for residential project

BCE Place III	Third tower of current BCE Place project	65%	800,000		–	Planning

Hudson’s Bay Centre	Yonge and Bloor Streets	25%	1,092,000		–	Office and retail projects under redevelopment

No. 10 Bellair	Bloor and Bellair Streets	50%	400,000		–	Residential condominiums, retail complex

Denver

Republic Plaza	Downtown Denver	100%	400,000 9,392,000	*	–	Planning

*     Excludes rights which Brookfield holds on Site 26 at the World Financial Center in New York

Brookfield’s land development operations are focused in four markets: Calgary, Alberta; Toronto, Ontario; Edmonton, Alberta; and Denver, Colorado. The book value of these investments at December 31, 2002 was $224 million, compared with $231 million at the end of 2001.

RECEIVABLES AND OTHER

Receivables and other assets decreased to $769 million at December 31, 2002, down from $847 million at December 31, 2001 and $1,017 million in 2000 as a result of decreases in the company’s future income tax assets as tax losses are utilized to shelter taxable income, and from repayments received on a subordinated note with Brookfield Homes which had a balance of $98 million at December 31, 2002, $215 million at the end of 2001 and $261 million at the end of 2000. The note bears interest at 10%, is due in 2005 and is subordinated to all other obligations of Brookfield Homes. The components of receivables and other assets are as follows:

(Millions)	2002	2001	2000

Real estate mortgages and receivables	$465	$506	$606
Non-core real estate assets held for sale	51	41	35
Prepaid expenses and other assets	210	210	205
Future income tax assets	43	90	171

Total	$769	$847	$1,017

LIABILITIES AND SHAREHOLDERS’ INTERESTS

Brookfield’s asset base of $8.3 billion, or $7.5 billion excluding the liabilities of Brookfield Homes on a pro forma basis, is financed with a combination of debt, preferred shares and common equity as follows:

	Pro forma*
(Millions)	2002	2002	2001	2000

Commercial property debt	$4,038	$4,038	$4,376	$4,542
Commercial development property debt	550	550	230	160
Accounts payable and other liabilities	429	429	460	1,031
Liabilities of Brookfield Homes	—	556	583	549
Shareholders’ interests
Interest of others in properties	84	84	113	159
Preferred shares – corporate and subsidiaries	579	579	585	607
Convertible debentures	—	—	—	50
Common shares	1,770	2,093	1,944	1,787

	$7,450	$8,329	$8,291	$8,885

*	Reflects the distribution of Brookfield Homes completed on January 6, 2003

Commercial property and commercial development property debt

Total commercial property debt was $4.0 billion at December 31, 2002, compared with $4.4 billion at December 31, 2001 and $4.5 billion at the end of 2000. During 2002, sales of participating interests and the impact of contractual principal amortizations reduced debt by $518 million, offset by $180 million of additional financing on remaining assets. The commercial property debt at December 31, 2002 had an average interest rate of 7% and an average term to maturity of 10 years. Virtually all of Brookfield’s commercial property debt is recourse only to specific properties, thereby reducing the overall financial risk to the company. Commercial property debt maturities for the next five years are as follows:

				Weighted Average
(Millions)	Scheduled			Interest Rate at
Year	Amortizations	Maturities	Total	Dec. 31, 2002

2003	$97	$482	$579	7.5%
2004	114	24	138	6.7%
2005	122	128	250	6.0%
2006	130	178	308	8.1%
2007	134	145	279	7.0%
2008 and thereafter	—	2,484	2,484	6.9%

	$597	$3,441	$4,038	7.0%

The only significant maturity in the next five years is a $402 million non-recourse mortgage on One World Financial Center. It is expected that this mortgage will be refinanced on a short-term, floating rate basis with partial recourse, to facilitate flexibility in tenant discussions on this project and to minimize borrowing costs.

Total commercial development property debt was $550 million at December 31, 2002 compared with $230 million at December 31, 2001 and $160 million at the end of 2000. The increase is due in part to debt incurred of $150 million on the acquisition of Three World Financial Center. The 300 Madison Avenue development project was refinanced for a 30-year term in April 2002 for $400 million.

The largest property and development property mortgages, in order of maturity, are as follows:

				Brookfield
		Interest		Proportionate
		Rate	Maturity	Mortgage Share
Commercial Property	Location	%	Date	(Millions)	Mortgage Details

One World Financial Center	New York	7.51	2003	$402	Non-recourse, fixed rate
Republic Plaza	Denver	9.00	2006	192	Non-recourse, fixed rate
Canada Trust Tower	Toronto	7.07	2007	65	Non-recourse, fixed rate
Trade Center Denver	Denver	7.00	2007	55	Non-recourse, fixed rate
Petro-Canada Centre	Calgary	6.66	2008	65	Non-recourse, fixed rate
Fifth Avenue Place	Calgary	7.59	2011	51	Non-recourse, fixed rate
245 Park Avenue	New York	6.65	2011	500	Non-recourse, fixed rate
One Liberty Plaza	New York	6.75	2011	423	Non-recourse, fixed rate
Exchange Tower	Toronto	6.83	2012	44	Non-recourse, fixed rate
Bay Wellington Tower	Toronto	6.49	2013	232	Non-recourse, fixed rate
Two World Financial Center	New York	6.91	2013	786	Non-recourse, fixed rate
Four World Financial Center	New York	6.95	2013	427	Non-recourse, fixed rate
Bankers Hall	Calgary	7.20	2013	118	Non-recourse, fixed rate
Royal Centre	Vancouver	7.50	2022	35	Non-recourse, fixed rate
53 State Street	Boston	6.91	2023	78	Non-recourse, fixed rate
33 South Sixth Street	Minneapolis	6.83	2027	127	Non-recourse, fixed rate
Dain Plaza	Minneapolis	7.37	2027	85	Non-recourse, fixed rate
75 State Street	Boston	7.00	2028	90	Non-recourse, fixed rate
300 Madison Avenue	New York	7.26	2032	400	Non-recourse, fixed rate
Other property mortgages				413	Various terms

Total commercial and development property mortgages				$4,588

During 2002, Brookfield refinanced $454 million of commercial property and development property mortgages following the successful completion of value-enhancement programs. These refinancings included the following:

	Previous	Refinanced	Previous	Refinanced
Property (Millions)	Mortgage	Mortgage	Interest Rate	Interest Rate

300 Madison Avenue	$230	$400	8.00%	7.26%
Bay Wellington Tower	187	232	6.40%	6.49%
Trade Center Denver	37	55	7.00%	7.00%

	$454	$687	7.26%	6.98%

The refinancing of 300 Madison Avenue was completed with two tranches; the first $400 million refinanced the initial construction loan and provided additional proceeds to advance construction of the project. A second tranche, estimated to be approximately $160 million, will be funded through a commercial paper conduit facility and will be drawn to finance completion of the project. The final balance of this financing is subject to costs to complete the construction of this project.

Accounts payable and other liabilities

Accounts payable and other liabilities totaled $429 million, compared with $460 million in 2001. Advances represent credit facilities which are primarily recourse in nature to subsidiaries of the company and totaled $183 million in 2002, compared with $241 million in 2001. Total debt attributable to the land development business at December 31, 2002 was $85 million, compared with $126 million in 2001. This financing carried an average interest rate of 4.8% and relates to construction and development loans which are repaid from the sales proceeds of building lots and homes and other short-term advances. As new homes are constructed, loans are funded on a rolling basis.

Shareholder advances, included in these balances, bear interest at floating rates and can be drawn under a five-year termable revolving facility. Up to $150 million of this facility is convertible at either party’s option into fixed-rate financing at 9.75% repayable in 2015.

Interests of others in properties

In addition to 100% owned subsidiaries, Brookfield conducts its commercial property operations through BPO Properties in Canada and through Brookfield Financial Properties, which holds the majority of company’s interests in its New York and Boston assets. The following table details the components of interests of other shareholders as follows:

(Millions)	2002	2001	2000

BPO Properties	$64	$52	$49
Brookfield Financial Properties	20	61	110

	$84	$113	$159

The interests of other shareholders in Brookfield Financial Properties declined in 2002 due to the redemption of one of the partners of Brookfield Financial Properties for $56 million. Following the redemption, each of the remaining partners’ percentage interest increased on a pro rata basis, with the company’s ownership interest increasing to 98.5%.

The decrease in the interests owned by other shareholders at December 31, 2001 compared with December 31, 2000 resulted from Brookfield increasing its interest in Brookfield Financial Properties to 94.7% in June 2001 for a net investment of $60 million.

Preferred shares – corporate and subsidiaries

The company has $579 million of preferred equity outstanding as at December 31, 2002 – $238 million issued by Brookfield and $341 million issued by consolidated subsidiaries. This equity represents low cost capital for the company, without dilution to the common equity base. Dividends paid on preferred shares of the company are accounted for as capital distributions while dividends paid on preferred shares issued by subsidiaries are a component of minority interest expense. The details of these interests are as follows:

(Millions)	2002	2001	2000

Redeemable preferred shares issued by subsidiaries
BPO Properties	$241	$240	$256
100%-owned subsidiaries	100	99	105

	341	339	361
Preferred shares issued by Brookfield	238	246	246

	$579	$585	$607

During 2002, the company issued eight million Class AAA, Series F preferred shares at a price of C$25.00 per share to yield 6% per annum. The net proceeds were used to redeem C$200 million of Class AAA preferred shares outstanding with an average coupon of 8.75% and held by Brascan Corporation. The Series F preferred shares commenced trading on the Toronto Stock Exchange on September 25, 2002 under the symbol BPO.PR.F with the first dividend on this new issue being paid on December 31, 2002. $67 million of Brookfield’s preferred shares have exchange features which permit holders to tender them as currency in subscribing for common shares at the prevailing issue price under any share offerings completed by the company.

Subordinated convertible debentures

There are no subordinated convertible debentures outstanding at the end of 2002 or 2001. In August 2001, $50 million of 6% convertible debentures, due in June 2008, were converted into 2,622,100 common shares of the company in accordance with their terms. In June 2000, Brookfield’s February 2007, 6% convertible debentures, with a face value of $201 million, were converted into 19,986,682 common shares in accordance with their terms.

Common shares

The company has 160.4 million issued and outstanding common shares. On a fully diluted basis, the company has 163.9 million common shares outstanding, calculated as follows:

		Exercise
	Expiry Date	Price	2002	2001	2000

Common shares outstanding			160,364,416	161,678,406	158,746,008
Add:
Unexercised options	2008–2012	$12.99	3,504,791	3,282,889	3,436,529
Convertible debentures	2008	$19.07	—	—	2,622,100
Warrants	May 2003	$8.51	64,000	121,997	2,621,997

Common shares outstanding – fully diluted			163,933,207	165,083,292	167,426,634

Common shares repurchased			1,385,900	2,402,700	1,586,300

The fully diluted book value per common share at December 31, 2002 was $13.07 per share compared with $12.02 at December 31, 2001 and $11.34 at December 31, 2000. The book value of Brookfield’s common equity was $2.1 billion at December 31, 2002, compared with a market equity capitalization of $3.5 billion, calculated as total common shares multiplied by $20.20, the closing price per common share on the New York Stock Exchange on December 31, 2002, plus preferred shares outstanding. This is prior to considering the impact of the distribution of Brookfield Homes which will reduce the company’s book equity by $323 million, or approximately $2 per share.

In September 2002, Brookfield renewed its normal course issuer bid which permitted the company to acquire up to 5% of the common shares of Brookfield. During 2002, 1,385,900 of the common shares were acquired at an average price of $18.49. Between January 1, 2003 and February 4, 2003, Brookfield has acquired a further 150,600 shares at an average price of $18.18 per share.

During 2002, 57,997 common shares were issued on the exercise of warrants. During 2001, 2,622,100 common shares were issued as a result of the conversion of the June 2008, 6% convertible debentures, and a further 2,500,000 common shares were issued on the exercise of warrants to purchase common shares.

Pursuant to the distribution of Brookfield Homes on January 6, 2003, the Board of Directors approved a methodology for adjusting downward the exercise price of all outstanding stock options at that date, to give effect to this distribution. This methodology, developed in consultation with the Toronto Stock Exchange, resulted in the exercise price of all outstanding stock options being reduced by $1.00 effective February 4, 2003. In addition, the exercise price of the outstanding warrants were adjusted downward by C$1.56 in accordance with their terms.

Discontinued operations

On October 29, 2002, the Board of Directors approved the special distribution of the company’s U.S. residential home building business, Brookfield Homes Corporation (“Brookfield Homes”). Brookfield Homes commenced trading on the NYSE under the symbol “BHS” on January 7, 2003. This transaction allows Brookfield to focus on its core business of owning and operating premier office properties in select North American city centers, as well as enabling shareholders to maximize the value of their interest in Brookfield’s U.S. residential home building operations by continuing as a shareholder or monetizing their investment.

Common shareholders of record on January 2, 2003, received a special distribution equivalent to one-fifth of a Brookfield Homes share for each Brookfield common share that they owned. The value of the special dividend, based on a book value of $323 million of equity, was $2.00 per Brookfield common share and resulted in a reduction in the stated value of the company’s common equity of $323 million, as approved by the company’s shareholders on December 16, 2002. The company has not retained any common share ownership of Brookfield Homes, however, it retains a $98 million subordinated note receivable maturing on December 31, 2005, which bears interest at 10%.

At December 31, 2002, total assets of Brookfield Homes included in the company’s assets were $879 million, an increase of $7 million over 2001 and $117 million over 2000. These assets are financed at the asset level by $556 million in construction debt facilities, payables and subordinated debt at December 31, 2002. Reflecting the distribution as if it were completed at December 31, 2002, the pro forma balance sheet of Brookfield Homes is as follows:

(Millions)	2002	2001	2000

Assets
Residential housing inventory	$734	$749	$632
Development properties	40	18	27
Receivables and other	105	105	103

	$879	$872	$762

Liabilities
Residential construction financing	$345	$318	$219
Accounts payable and other liabilities	113	50	69
Subordinated debt	98	215	261
Common shares	323	289	213

	$879	$872	$762

Contributions to income from discontinued operations are comprised entirely of the results of operations from Brookfield’s U.S. residential home building business. This contribution to total funds from operations increased to $73 million in 2002 from $65 million in 2001 and $50 million in 2000 as continued low interest rates increased demand for homes in Brookfield Homes’ markets throughout California and Northern Virginia. After considering the impact of future income taxes, Brookfield Homes contributed $44 million to net income, an increase of 13% over 2001 and 47% over 2000.

LIQUIDITY AND CAPITAL RESOURCES

Brookfield employs a broad range of financing strategies to facilitate growth and manage financial risk, with particular focus on the overall reduction of the weighted average cost of capital, thereby enhancing returns for common shareholders.

Brookfield’s funds from operations, defined as income from commercial properties prior to non-cash taxes and depreciation, represents the primary source of liquidity to fund debt service, dividend payments, and recurring capital and leasing costs in our commercial property portfolio. Sufficient cashflows are generated by the company’s properties to service these obligations. In addition, Brookfield’s tax status as a corporation and substantial tax loss pools allow it to reinvest and retain cash generated by operations without incurring cash taxes.

During 2002, Brookfield generated in excess of $530 million in additional capital through the sale of participating interests in select properties and non-core assets, corporate and property-specific financing initiatives including the issuance of $123 million in preferred share capital and establishment of an additional $100 million in term credit facilities. In the short term, cash generated from these initiatives was utilized to fund acquisitions, repay corporate debt, redeem higher rate preferred shares and repurchase common shares.

It is expected that in 2003, in addition to over $250 million of cashflow generated from operations, the company will generate in excess of $300 million in additional capital through further sales of participating interests for reinvestment in the business or common shares of Brookfield.

Cost of capital

Brookfield continually strives to reduce the weighted average cost of capital and improve common shareholders’ equity returns through value-enhancement initiatives and the consistent monitoring of the balance between debt and equity financing.

Brookfield’s weighted average cost of capital, utilizing a 20% return on equity, is 9.73%. Brookfield’s cost of capital is lower than many of its peers because of the greater amount of investment-grade financing which can be placed on the company’s assets, a function of the high-quality assets and tenant base which comprise the majority of Brookfield’s portfolio.

Commercial property debt assumed by Brookfield is primarily fixed rate and non-recourse to the company. These investment-grade financings are typically structured on a 50% to 60% loan to appraised value basis. In addition, in certain circumstances where a building is leased almost exclusively to a high-quality tenant, a higher loan to value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces the company’s equity requirements to finance the property, and as a result, enhances equity returns.

RESULTS OF OPERATIONS
Funds from operations

Funds from operations (FFO) is defined as net income, prior to extraordinary items, non-cash items and depreciation and amortization of capital assets. While Brookfield believes that funds from operations is the most relevant measure to analyze real estate, based on the fact that commercial properties generally appreciate rather than depreciate, the company believes that both funds from operations and net income are relevant measures. The company computes funds from operations in accordance with the definitions of the National Association of Real Estate Investment Trusts (“NAREIT”) in the United States and the Canadian Institute of Public and Private Real Estate Company (“CIPPREC”) in Canada. Funds from operations does not represent cash generated from operating activities determined in accordance with Generally Accepted Accounting Principles (“GAAP”) in the United States or Canada and should not be considered as an alternative to net income determined in accordance with GAAP.

Funds from operations as defined by NAREIT and CIPPREC includes the contribution from discontinued operations. However, for purposes of comparability and consistency with current and future financial statement presentation, the following discussion excludes amounts related to Brookfield Homes, which has been presented as a discontinued operation in the company’s consolidated financial results.

Brookfield’s strong tenant base, proactive leasing strategies and gains on sales of partial interests in the company’s core office portfolio contributed to an increase in funds from continuing operations and gains of 12% to $374 million in 2002, compared with $334 million in 2001. Excluding lease termination income and gains, funds from continuing operations increased 15% to $1.87 per share, compared with $1.63 in 2001. Net income from continuing operations increased by 17% to $236 million or $1.34 per share on a diluted basis. A summary of the components of Brookfield’s funds from operations and net income are as follows:

(Millions)	2002	2001	2000

Total revenue	$1,372	$1,428	$1,369

Net operating income
Commercial property operations	$660	$672	$611
Development and residential operations	22	20	27
Interest and other income	48	42	45

	730	734	683
Unallocated costs	356	400	415

Funds from continuing operations and gains	374	334	268

Depreciation and amortization	80	76	66
Non-cash taxes and other provisions	58	56	62

Net income before discontinued operations	$236	$202	$140

Income from discontinued operations	44	39	30

Net income	$280	$241	$170

Funds from operations per share – diluted
Continuing operations – prior to lease termination income and gains	$1.87	$1.63	$1.45
Lease termination income and gains	0.31	0.29	0.11
Discontinued operations	0.45	0.40	0.32

	$2.63	$2.32	$1.88

Net income per share – diluted
Continuing operations – prior to lease termination income and gains	$1.09	$0.90	$0.68
Lease termination income and gains	0.25	0.22	0.08
Discontinued operations	0.27	0.24	0.19

	$1.61	$1.36	$0.95

After providing for preferred share dividends, Brookfield’s FFO per diluted share, prior to and including income from lease terminations and gains, is determined as follows:

	2002		2001		2000

		Excluding		Excluding		Excluding
(Millions, except per share amounts)	Total	Gains	Total	Gains	Total	Gains

Funds from continuing operations	$374	$322	$334	$286	$268	$250
Preferred share dividends	(19)	(19)	(19)	(19)	(20)	(20)

	$355	$303	$315	$267	$248	$230

Weighted average shares outstanding	162.3	162.3	163.5	163.5	158.5	158.5
FFO per share	$2.18	$1.87	$1.92	$1.63	$1.56	$1.45

Net income

Brookfield’s net income per share from continuing operations increased 20% in 2002, to $1.34 per diluted share including gains and 21% to $1.09 per diluted share excluding gains, calculated as follows:

	2002		2001		2000

		Excluding		Excluding		Excluding
(Millions, except per share amounts)	Total	Gains	Total	Gains	Total	Gains

Net income from continuing operations	$236	$194	$202	$166	$140	$128
Preferred share dividends	(19)	(19)	(19)	(19)	(20)	(20)

Net income for common shares	$217	$175	$183	$147	$120	$108

Weighted average shares outstanding	162.3	162.3	163.5	163.5	158.5	158.5
Net income per share – diluted	$1.34	$1.09	$1.12	$0.90	$0.76	$0.68

It should be noted that challenges of comparability of net income exist among various real estate companies, as those entities structured as corporations, such as Brookfield, are required to charge their earnings with tax expense, despite the presence of tax losses which reduce the cash tax obligation. This differs from those entities which operate as real estate investment trusts (“REITS”), as REITS are not subject to taxation, provided they remain in compliance with specific tax codes. If the impact of taxes on net income was eliminated, net income from continuing operations would increase to $1.70 per share on a diluted basis in 2002, $1.46 per share on a diluted basis in 2001 and $1.15 per share on a diluted basis in 2000.

Commercial property operations

During 2002, commercial property operations contributed $660 million of operating income, compared with $672 million in 2001 and $611 million in 2000. The components of the contribution from the commercial property operations are as follows:

(Millions)	2002	2001	2000

Commercial property operations
Operating income from current properties	$585	$555	$506
Operating income from properties sold	15	62	86
Lease termination income and gains	60	55	19

Total commercial property operations	$660	$672	$611

The financial results for the company’s commercial property operations are discussed in greater detail on page 18 of this report.

Development and residential operations

Earnings from Brookfield’s development operations are derived solely from the residential land development operations. Brookfield’s residential land development operations are focused on four markets: Calgary, Alberta; Toronto, Ontario; Edmonton, Alberta; and Denver, Colorado. Development income increased to $22 million in 2002, compared with $20 million in 2001 as low interest rates continued to make home ownership very affordable, therefore increasing demand. Lot and home sales for 2002, including lots sold to third-party homebuilders, totaled 3,279, compared with 2,278 in 2001 and 2,956 in 2000. With continued low interest rates and strong demand, contributions from these operations could increase by as much as 10% in 2003.

Interest and other income

Interest and other income includes interest charged on loans receivable, interest received on cash balances and transactional gains and losses realized on the disposal of non-core assets. Interest and other income increased to $48 million in 2002 compared with $42 million in 2001 due to gains realized on the sale of non-core assets and higher loan balances as a result of the impact of vendor financing on the sale of selected properties.

Unallocated costs

Unallocated costs were $356 million for the year ended December 31, 2002, compared with $400 million in 2001. The amounts are comprised of interest expense, administrative and development expenses and other shareholders’ interests, as follows:

Interest expense

Interest expense declined 13% to $284 million in 2002, compared with $328 million in 2001. This decrease is largely a result of the reduction of debt on the sale of participating interests in the core commercial property portfolio, offset partially by the placement of higher levels of investment-grade debt on properties.

Administrative and development expenses

Administrative costs for 2002 declined by $3 million over 2001 and 2000, due to the reduction in operational overheads in the commercial property group, offset by $1 million of compensation expense related to stock options granted in 2002. Brookfield adopted the new Canadian accounting standard effective January 1, 2002 and commenced expensing the cost of stock options. Under this new accounting policy, opening retained earnings was reduced by $8 million representing the cumulative cost of the company’s stock options granted and outstanding at January 1, 2002.

Other shareholders’ interests – expenses

Other shareholders’ interests in the income from properties, consolidated in the company’s accounts, consist of earnings attributable to properties represented by the interests not owned by Brookfield in BPO Properties and Brookfield Financial Properties, as well as dividends on preferred shares of these and other wholly-owned subsidiaries held by other shareholders.

The following outlines the dividends and earnings paid or attributable to other shareholders of subsidiaries of Brookfield:

(Millions)	Type	2002	2001	2000

BPO Properties	Redeemable preferred shares*	$7	$11	$14
100%-owned subsidiaries	Redeemable preferred shares*	4	5	9

Dividends – preferred shares of subsidiaries		11	16	23

BPO Properties	Participating interests	12	7	7
Brookfield Financial Properties	Participating interests	7	5	16
Brookfield residential operations	Participating interests	—	—	1

Other shareholders’ interests in subsidiary earnings		19	12	24

Total		$30	$28	$47

*	Non-participating

Dividends paid on preferred shares have declined over the past two years from $23 million in 2000 to $11 million in 2002 due to the decline in interest rates, as these obligations are floating in nature.

Other shareholders’ interests increased to $19 million in 2002 from $12 million in 2001 due to the gains realized on sales of participating interests in assets held by BPO Properties, specifically Exchange Tower in Toronto and Bankers Hall in Calgary. Other shareholders’ interests attributable to Brookfield Financial Properties declined over 2000 levels due to an increase in ownership interest by Brookfield during this period to 98.5%.

REAL ESTATE INDUSTRY AND RISKS

Brookfield’s strategy is to invest in high-quality commercial properties defined by the physical characteristics of the asset, but more importantly, the certainty of receiving rental payments generated by the tenants of those assets. However, Brookfield remains exposed to certain risks inherent in the commercial property business.

In evaluating Brookfield and its business, the following challenges and risk factors should be considered in addition to the other information contained in this annual report.

Real estate industry

Real estate investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and cost of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the area), the attractiveness of the properties to tenants, competition from others with available space and the ability of the owner to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges must be made regardless of whether or not a property is producing sufficient income to service these expenses. Brookfield’s properties are subject to mortgages, which require significant debt service payments. If Brookfield were unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale.

Real estate is relatively illiquid. Such illiquidity will tend to limit Brookfield’s ability to vary its portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which Brookfield operates in times of illiquidity.

Financing

Upon the expiry of the term of the financing on any particular property owned by Brookfield, refinancing on a conventional mortgage loan basis may not be available in the amounts required or may be available only on terms less favorable to Brookfield than the existing financing. This will be dependent upon the economic circumstances prevailing at such time. To mitigate the risks of refinancing, Brookfield has reduced loan to value ratios, fixed interest rates, increased cashflow coverages and extended the term of most of its loans. Despite this, Brookfield relies on lenders to refinance long-term property mortgages as they come due. Also, a credit disruption in the capital markets could have an adverse impact on Brookfield’s ability to implement its current leasing plans. Brookfield currently has $615 million of debt with variable interest rates, therefore operating performance would be negatively affected if interest rates increase.

Commercial properties

Brookfield’s income-producing properties generate revenue through rental payments made by tenants of the properties. Upon the expiry of any lease, there can be no assurance that the lease will be renewed or the tenant replaced. The terms of any subsequent lease may be less favorable to Brookfield than the existing lease. Brookfield could be adversely affected, in particular, if any major tenant ceases to be a tenant and cannot be replaced on similar or better terms.

Brookfield is dependent on leasing market conditions to ensure that vacant commercial space is leased, expiring leases are renewed and new tenants are found to fill vacancies. While it is not expected that markets will significantly change in the near future, a disruption in the economy could have a significant impact on how much space tenants will lease and the rental rates paid by tenants. This would affect the income produced by Brookfield’s commercial property group as a result of downward pressure on net effective rents.

Environmental matters

As an owner and manager of real property, Brookfield is subject to various United States and Canadian federal, provincial, state and municipal laws relating to environmental matters. These laws could hold Brookfield liable for the costs of removal and remediation of certain hazardous substances or wastes released or deposited on or in its properties or disposed of at other locations. The failure to remove or remediate such substances, if any, could adversely affect Brookfield’s ability to sell its real estate or to borrow using real estate as collateral, and could potentially also result in claims or other proceedings against Brookfield. Brookfield is not aware of any material non-compliance with environmental laws at any of its properties. Brookfield is also not aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of its properties or any material pending or threatened claims relating to environmental conditions at its properties. Brookfield has formal policies and procedures to review and monitor environmental exposure. Brookfield has made and will continue to make the necessary capital expenditures for compliance with environmental laws and regulations. Environmental laws and regulations can change rapidly and Brookfield may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations could have a material adverse effect on its business, financial condition or results of operation.

Foreign exchange fluctuations

While 20% of Brookfield’s assets and revenues originate in Canada, Brookfield has substantially matched its Canadian assets with Canadian liabilities. As a result, Brookfield is generally not materially impacted by the movement in the Canadian to US dollar exchange rate.

Ground lease risks

Six of Brookfield’s major properties are subject to long-term ground leases and similar arrangements in which the underlying land is owned by a third party and leased to Brookfield and any co-venturers or partners. Under the terms of a typical ground lease, Brookfield and any co-venturers or partners pay rent for the use of the land and are generally responsible for all costs and expenses associated with the building and improvements. Unless the lease term is extended, the land together with all improvements made will revert to the owner of the land upon the expiration of the lease term. Four properties in New York, in which Brookfield has an ownership interest through Brookfield Financial Properties, are subject to land leases held by the Battery Park City Authority in New York. These four ground leases expire in 2069. If possible, Brookfield will attempt to purchase these leases as they become available, but cannot be assured of this. The fifth major ground lease is on the land under the Bay Wellington Tower in BCE Place in Toronto which expires in 2085. The company holds the right of first purchase to acquire this ground lease. The sixth ground lease is on the land under 53 State Street in Boston in which Brookfield has an ownership interest through Brookfield Financial Properties. This ground lease expires in 2039. The company has a purchase option to acquire this ground lease exercisable in 2029. An event of default by Brookfield under the terms of a ground lease could also result in a loss of the property subject to such ground lease should the default not be rectified in a reasonable period of time.

Competition

Each segment of the real estate business is competitive. Numerous other developers, managers and owners of office properties compete with Brookfield in seeking tenants, management revenues and prospective purchasers. Although it is Brookfield’s strategy to own premier office properties in each market in which it operates, some of the office properties of Brookfield’s competitors may be newer, better located or better capitalized. The existence of competing developers, managers and owners for Brookfield’s tenants could have a material adverse effect on Brookfield’s ability to lease space in its properties and on the rents charged or concessions granted. This could adversely affect Brookfield’s revenues and its ability to meet its obligations.

Insurance covering acts of terrorism

Brookfield has insurance covering certain acts of terrorism for up to $300 million of damage and business interruption costs. Brookfield continues to seek additional coverage equal to the full replacement cost of its assets; however, until this type of coverage becomes commercially available on an economically reasonable basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to the company. Brookfield believes it is in compliance with all of its loan covenants, despite not being able to acquire terrorism coverage for the full replacement cost of the company’s properties.

General uninsured losses

Brookfield carries comprehensive general liability, fire, flood, extended coverage and rental loss insurance with policy specifications, limits and deductibles customarily carried for similar properties. Brookfield also self insures a portion of certain of these risks. There are, however, certain types of risks (generally of a catastrophic nature such as war or environmental contamination) which are either uninsurable or not economically insurable. Brookfield currently has insurance for earthquake risks, subject to certain policy limits, deductibles and self insurance arrangements, and will continue to carry such insurance if it is economical to do so. Should an uninsured or underinsured loss occur, Brookfield could lose its investment in, and anticipated profits and cashflows from, one or more of its properties, and Brookfield would continue to be obligated to repay any recourse mortgage indebtedness on such properties, although at December 31, 2002, minimal recourse mortgage debt existed. Additionally, although Brookfield generally obtains owner’s title insurance policies for its U.S. properties, the amount of coverage under these policies may be less than the full value of the properties. If a loss occurs resulting from a title defect with respect to a property where there is no title insurance or the loss is in excess of insured limits, Brookfield could lose all or part of its investment in, and anticipated profits and cashflows from, such a property.

Tenant defaults

At any time a tenant of any of Brookfield’s properties may seek the protection of bankruptcy, insolvency or similar laws, which could result in the rejection and termination of the tenant’s lease and thereby cause a reduction in the cashflow available to Brookfield. Although Brookfield has not experienced material losses from tenant bankruptcies, no assurance can be given that tenants will not file for bankruptcy or similar protection in the future or, if any tenants do file for protection, that they will affirm their leases and continue to make rental payments in a timely manner. In addition, a tenant from time to time may experience a downturn in its business which may cause the loss of the tenant or may weaken its financial condition and result in the failure to make rental payments when due or, for retail tenants, a reduction in percentage rent payable. Merrill Lynch, which is rated Aa3 by Moody’s and A+ by Standard & Poor’s, is a major tenant of Brookfield and occupies approximately 13% of the effective square feet owned by Brookfield. If Merrill Lynch were not in a position to make rental payments, this could have an adverse effect on the profits and cashflow of Brookfield’s operations.

Impact of September 11, 2001

On September 11, 2001, Brookfield owned eight million square feet of space in four office towers surrounding the World Trade Center site – One Liberty Plaza and One, Two and Four World Financial Center. The physical damage sustained by these properties was mainly cosmetic as a result of the attack on and subsequent collapse of the World Trade Center and consisted primarily of replacement of broken windows and some repair to the granite façade on the World Financial Center. While there was no structural damage to these four office towers, the glass-enclosed Winter Garden atrium at the center of the World Financial Center suffered more significant damage from falling debris than other areas of the complex. This component of the World Financial Center was fully restored and opened in September 2002.

To date, approximately $182 million has been received for property and business interruption claims relating to One Liberty Plaza, One World Financial Center, the Winter Garden and common areas of the World Financial Center. Two and Four World Financial Center are covered by insurance in place under the tenant triple-net leases with Merrill Lynch. Brookfield’s insurance claim adjustment process is ongoing due to the complexity of the issues involved. However, Brookfield anticipates recovery of all material amounts relating to the restoration and business interruption costs of its properties.

To date, there have been no material lease cancellations in the New York office portfolio as a result of September 11, 2001. Brookfield conducted a full review of all its leases with various outside legal experts and concluded that it has complied with all conditions necessary to maintain its leases in good standing.

Forward-looking statements

The company’s annual report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matter, identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, local real estate conditions, timely re-leasing of occupied square footage upon expiration, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada and the United States. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

OUTLOOK

The company remains focused on delivering on performance targets and creating shareholder value. With a strong financial position, a solid growth strategy and a dedicated team, Brookfield is poised to deliver on its commitments to shareholders.

Steven J. Douglas
Executive Vice President and Chief Financial Officer